EXHIBIT 99.1

Addex Reports 2019 Full Year Audited Results and Provides Corporate Update

  Robust cash position at December 31, 2019 of CHF 31.5 million providing runway through 2021
  Awarded Eurostars / Innosuisse grant of €4.85 million supporting mGlu7 NAM PTSD program
  Additional funding of $1.6 million in 2019 from Indivior to support GABAB PAM addiction program
  Dipraglurant pivotal registration study in PD-LID ready to start dosing patients subject to lifting of restrictions in US associated with the global Covid-19 crisis

Geneva, Switzerland, April 8, 2020 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its full-year audited results for the year ended December 31, 2019 and provided a corporate update.

“We made significant progress in 2019 in advancing our pipeline of innovative in-house discovered allosteric modulators, including our priority dipraglurant levodopa-induced dyskinesia program, which is ready to start dosing patients in a pivotal registration clinical trial as soon as the Covid-19 crisis is over,” said Tim Dyer, CEO of Addex. “We also achieved important milestones in our GABAB PAM collaboration with Indivior and secured funding from Eurostars/Innosuisse to advance our mGlu7NAM program for PTSD as well as completing the listing of American Depositary Shares (ADSs) on the Nasdaq Stock Market.”

2019 Operating Highlights:

  Dipraglurant pivotal phase 2b/3 clinical trial expected to dose first patient in H2 2020 and readout topline results in Q2 2022
  Indivior funded GABAB PAM research program on track to deliver drug candidates by end of 2020
  Addex led consortium awarded Eurostars grant of €4.85 million to fund discovery of mGlu7 NAM drug candidates for post-traumatic stress disorder
  Completed 2019 with a strong liquidity position of CHF31.5 million of cash and cash equivalents
  Listed American Depositary Shares (ADS) representing our ordinary shares on the Nasdaq Stock Market on January 29, 2020

Key 2019 Financial Data:

CHF’ thousands	2019	2018	Change
Revenue	2,763	6,044	(3,281)
Other income	71	659	(588)
R&D expenses	(12,454)	(4,919)	(7,535)
G&A expenses	(4,984)	(3,209)	(1,775)
Total operating loss	(14,604)	(1,425)	(13,179)
Finance result, net	(177)	(220)	43
Net loss for the period	(14,781)	(1,645)	(13,136)
Basic and diluted net loss per share	0.56	0.07	0.49
Net cash increase/(decrease)	(10,134)	39,080	(49,214)
Cash and cash equivalents	31,536	41,670	(10,134)
Shareholders’ equity	25,524	39,240	(13,716)

Financial Summary:

Revenue decreased by CHF 3.2 million to CHF 2.8 million in 2019 compared to CHF 6.0 million in 2018, primarily due to the absence of the USD 5.0 million (CHF4.8 million) upfront payment received from Indivior in January 2018 but partially offset by the increase in collaborative research funding from Indivior PLC.

Other income decreased by CHF 0.6 million to CHF 0.1 million in 2019 compared to CHF 0.7 million in 2018, primarily due to the absence of MJFF research grants recognized in 2018. In 2019, research grants relate to amounts recognized under our Eurostars/Innosuisse grant.

Research and development expenses increased by CHF7.5 million to CHF 12.4 million in 2019 compared to CHF 4.9 million in 2018, mainly due to an increase in outsourced development costs related to our dipraglurant PD-LID program and to a lesser extent our GABAB PAM program. R&D expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third party R&D.

G&A expenses increased by CHF 1.8 million to CHF 5.0 million in 2019, compared to CHF 3.2 million in 2018, mainly due to the increase in headcount and costs related to preparing the listing of ADSs representing our shares on the Nasdaq Stock Market.

The net loss for 2019 was CHF 14.8 million compared to CHF 1.6 million for 2018. Basic and diluted loss per share increased to CHF 0.56 for 2019, compared to CHF 0.07 for 2018.

Cash and cash equivalents amounted to CHF 31.5 million at December 31, 2019 compared to CHF 41.7 million at December 31, 2018. This decrease of CHF 10.2 million is mainly due to the net loss of CHF 14.8 million, adjusted for changes in net working capital of CHF 2.9 million and non-cash items of CHF 2.1 million. Non-cash items relate mainly to the value of share-based services. Changes in working capital relate mainly to an increases of CHF1.1 million and CHF0.9 million in payables and accruals, respectively that are primarily related to our dipraglurant PD-LID program and professional service fees related to our recent listing of ADSs on the Nasdaq stock market, as well as CHF 0.7 million of increased contract liabilities related to our funded research contract with Indivior.

2019 Annual Report:
The 2019 annual report can be found on the investor relations page of our website

Conference Call Details:
A conference call will be held today, April 8, 2020, at 16:00 CEST (15:00 BST / 10:00 ET) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer, Jean-Philippe Rocher, Head of Discovery Chemistry and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:
1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.
Dial-In Numbers:

  Switzerland                       +41 44 580 65 22
  UK                                     +44 20 30 09 24 70
  U.S.A                                +1 87 74 23 08 30
  Other Countries

2: Provide the Operator with the Participation Pin Code: 76258295#

Link to live event online:
1: In the 10 minutes prior to the call start time, sign in online by following this link Webex Link.
2: Password: Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). In parallel, dipraglurant's therapeutic use in dystonia is being investigated in preclinical models. Addex's second clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM) is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:
Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.